UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____June 2003_____________	File No: ____0-30720_____

Radius Explorations Ltd.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada

 (Address of principal executive offices)

1.

News Release dated June 16, 2003

2.

News Release dated June 20, 2003

3.

Interim Financial Statements for the period ended March 31, 2003

4.

Management Discussion for the period ended March 31, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Explorations Ltd.

(Registrant)

Dated: February 6, 2004	Signed: /s/ Simon Ridgway President and Director

News Release 2003-07

June 16, 2003

Phase 1 Drill Results from the Marimba Project, Guatemala

Pillar intersects gold-bearing breccias over 700m strike length at Marimba

Vancouver, June 16 - Radius Explorations Ltd. (“Radius”) and Pillar Resources Inc. (“Pillar”) are pleased to report gold results for the first phase of diamond drilling at the Cerro T and Lantiquin zones on the Marimba project in eastern Guatemala.

To date, the drilling has confirmed the continuity of the gold-bearing breccias at Cerro T over an approximate strike length of 700m.  Drill hole intercepts within the gold-mineralized breccia range from 2.6 g/t Au over 8.3m at the eastern end of the current drilling to 1.3 g/t Au over 22.9m on the western end.  Summary results are tabulated below and a drill plan showing collar locations is available on the Radius and Pillar web sites (see below).

A second phase of drilling will commence at Cerro T in July with the objective of outlining potential for 15 to 20 million tonnes of open-pit, heap-leachable oxide ore.  There are strong geological similarities between Cerro T and the low-grade (0.77g/t Au) San Martin gold deposit in Honduras.  San Martin is being mined by Glamis Gold and produced nearly 130,000 ounces of gold at a total cash cost of US$106 per ounce during 2002.

In total, 1,408m of core drilling was completed at Marimba in 16 holes during March and April using a light weight, man-portable rig to reduce environmental impacts and increase community work opportunities.

Cerro T

At Cerro T, six holes (MDD 006 to 010 and MDD 015) were drilled over an area of 200m by 200m to test the grade and thickness of the gold-bearing discovery breccia previously exposed by trenching.  Holes MDD 006 to MDD 009 returned remarkably consistent gold grades, and the weighted average of the four intersections is 1.18 g/t Au over 20.3 metres.

An additional fence of four holes (MDD 011 to 014) was drilled 550m to the east of the discovery breccia.  Of these, hole MDD 013, at the south end of the fence, returned an average of 2.6 g/t Au over 8.3m in mineralized breccia.  This is interpreted to be an extension of the mineralization intersected in holes MDD 006 to 009.  A gold-in-soil geochemical anomaly suggests the breccia has a minimum strike length of 1,200m.

The silicified breccia trends roughly 060º, dips moderately to the north, and is hosted by massive limestones close to the contact with underlying limey shales.  The breccia shows evidence of both structurally controlled and bedding replacement styles of epithermal mineralization.

Lantiquin

At Lantiquin, 1.5km to the east of Cerro-T, initial drilling suggests that gold grades are increasing with depth.  Three holes (MDD 001, 002 and 005) were drilled along 200m of strike length of a broad shear zone to test for increasing gold grades at depth and/or along strike within silicified structures.  Results indicate multiple zones of >1 g/t Au over widths of up to 10m, significantly better grades than those seen in surface sampling of this same zone.  Additional drilling is planned to further test the zone down dip and along strike.

The mineralization at Lantiquin consists of quartz-carbonate stockworks and steeply north dipping, 060º trending silicified structures exposed in road cuts, within a broad area of anomalous (300ppb Au) limey shale and greenstone wall rocks.  These structures appear to be the western extension of the same fault system that passes through the Cerro T area.

Project Background

At Marimba, Pillar has identified a gold-bearing epithermal alteration system extending over an area of 18 square kilometres, hosted within a dilation zone of the regional Jocotan fault system.  Over 40 active and paleo-hot spring systems have been mapped in the area.  Gold-silver mineralization is related to rhyolite domes and associated epithermal and hot-springs style mineralized systems, and occurs in a variety of altered units including silicified schists and jasperoidal (silica replaced) limestones.  Exploration of the property is on-going with several significant gold-in-soil anomalies still to be tested.

Pillar Resources Inc. is earning a 60% interest in the Marimba Project from Radius.  To exercise the option, Pillar must spend CAD$2.5 million in exploration expenditures on the Project over three years.  Once Pillar has acquired the 60% interest, Radius has the right to require Pillar to purchase the remaining 40% of the Project held by Radius’s subsidiary in consideration for a 40% equity interest in Pillar.  Pillar has also agreed to honour a right of first refusal held by Gold Fields Exploration B.V. pursuant to a prior agreement between Radius and Gold Fields, which requires that if Pillar proposes to transfer any of its interest in the Marimba Project to a third party, it must first offer to transfer such interest to Gold Fields.

QA / QC

Core was logged, sawn and sampled under the direct supervision of Peter Thiersch, M.Sc. P.Geo. who is the Qualified Person as defined by National Instrument 43-101 responsible for the design and management of the drill program.  Core samples were crushed and split at Inspectorate Laboratories’ preparation lab in Guatemala – part of the BSi Inspectorate group.  Pulps were analyzed by FA/AA techniques at Inspectorate’s Reno, Nevada facility.  Field blanks were inserted by Pillar on site, and approximately 10% of the core was selected for re-assay by Inspectorate.  It is important to note that anomalous values were returned by Inspectorate from some of the blank samples submitted into the sample stream.  Therefore, all mineralized intervals were check assayed at Acme Analytical Laboratories in Vancouver, BC., and Acme’s results are quoted in this release.  Mineralized intervals were calculated using a 0.30 g/t Au cut-off.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

27.1 million

“signed”

Simon T. Ridgway, President

Table 1. Radius Explorations Ltd. / Pillar Resources Inc., Marimba JV, Guatemala

Marimba Drill Hole Results. Average Gold Grade and Intercept Distance (0.30 g/t Au cut-off)

Hole Number	From (m)	To (m)	Interval (m)	Au (g/t)

MDD-001	64.0	76.0	12.0	1.17
EOH 135.1m

MDD-002	57.9	68.6	10.7	0.84
EOH 108.2m

MDD-003	EOH 73.2 m No significant intercepts

MDD-004	77.7	79.3	1.6	2.66
EOH 97.6m

MDD-005	109.7	128.0	18.3	0.78
EOH 156.4m

MDD-006	1.5	24.4	22.9	1.30
EOH 65.5m

MDD-007	0.0	12.0	12.0	1.79
EOH 44.5m

MDD-008	0.0	21.7	21.7	0.97
EOH 50.3m

MDD-009	0.0	30.5	30.5	1.01
EOH 51.5m

MDD-010	30.5	36.6	6.1	0.69
EOH 70.1m

MDD-011	EOH 108.2m No significant intercepts

MDD-012	EOH 108.2m No significant intercepts

MDD-013	36.6	44.9	8.3	2.62
EOH 64.0m

MDD-014	EOH 176.8m No significant intercepts

MDD-015	42.8	53.8	11.0	0.77
EOH 57.6m

MDD-016	21.3	29.0	7.7	0.50
EOH 40.5m

News Release 2003-08

June 20, 2003

FIRST QUARTER FINANCIAL RESULTS /

WARRANTS & OPTIONS EXERCISED

Radius Explorations is pleased to report on its first quarter financial results.

The Company reported a net loss for the three months ended March 31, 2003 of $142,647, compared to $115,930 for the three months ended March 31, 2002.  Revenue was similar in each period, however, administrative expenses increased by $14,902 from the previous year period.  $186,149 was spent on the Company’s mineral properties in Guatemala during the first quarter of 2003.  In Nicaragua, the Company spent $127,387 exploring its 100% owned properties.

During the quarter, the Company completed a private placement financing of 1,000,000 units at $0.50 per unit, for gross proceeds of $500,000.  As at March 31, 2003, Radius had working capital of approximately $2.3 million.

Subsequent to the quarter end, a number of warrants and options have been exercised, providing Radius with approximately $1.8 million in additional working capital.

For further information on the Company and its projects, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

27.2 million

“signed”

Simon T. Ridgway, President

RADIUS  EXPLORATIONS  LTD.

(A Development Stage Company)

INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS

MARCH 31, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	March 31 2003	December 31 2002

ASSETS

CURRENT
Cash and short-term deposits	$ 2,246,026	$ 1,858,623
Advances and other receivables	161,876	76,917
Due from related parties	82,442	82,444
Prepaid expenses and deposits	48,402	53,812
	2,538,746	2,071,796

CAPITAL ASSETS	40,609	40,629
ADVANCES FOR EXPLORATION COSTS	174,540	-
DEFERRED EXPLORATION COSTS	7,027,576	6,714,040
	$ 9,781,471	$ 8,826,465

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 298,602	$ 119,711

SHAREHOLDERS’ EQUITY

SHARE CAPITAL	13,071,527	11,652,765
SHARE SUBSCRIPTIONS	-	500,000
	13,071,527	12,152,765
DEFICIT	(3,588,658)	(3,446,011)

	9,482,869	8,706,754

	$ 9,781,471	$ 8,826,465

APPROVED BY THE DIRECTORS:

___________”signed”__________, Director Simon Ridgway	_______”signed”_______________, Director Mario Szotlender

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2003	2002

DEFICIT – BEGINNING OF PERIOD	$ 3,446,011	$ 2,803,385

Net loss for the period	142,647	115,930

DEFICIT – END OF PERIOD	$ 3,588,658	$2,919,315

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2003	2002

REVENUE
Consulting income	$ -	$ 14,586
Interest income	3,896	1,125

	3,896	15,711

EXPENSES
Amortization	5,420	5,195
Bank charges and interest	634	473
Consulting	806	15,000
Foreign currency exchange	8,711	7,093
Legal	469	94
Management fees	7,500	7,500
Office and miscellaneous	4,487	8,465
Public relations	74,122	7,852
Regulatory and stock exchange fees	2,892	496
Rent and utilities	6,438	9,850
Repair and maintenance	1,389	5,061
Salaries and wages	18,062	57,692
Telephone and fax	892	3,887
Transfer agent fees	2,839	888
Travel and accommodation	11,882	2,095

	146,543	131,641

NET LOSS FOR THE PERIOD	$ 142,647	$ 115,930

LOSS PER SHARE	$ 0.01	$ 0.01

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2003	2002

OPERATING ACTIVITIES
Net loss for the period	$ (142,647)	$ (115,930)
Item not involving cash
Amortization	5,420	5,195
	(137,227)	(110,735)
Changes in non-cash working capital items	99,342	(5,050)

	(37,885)	(115,785)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	1,490,317	-
Share subscriptions converted to common shares	(500,000)	-
Issue costs of common shares	(71,555)	(500)

	918,762	(500)

INVESTING ACTIVITIES
Advances for exploration costs	(174,500)	(121,781)
Due from related parties	2	101,980
Expenditures on deferred exploration costs	(313,536)	(305,340)
Purchase of capital assets	(5,400)	-

	(493,474)	(325,141)

INCREASE (DECREASE) IN CASH	387,403	(441,426)

Cash – beginning of period	1,858,623	2,620,116

CASH – END OF PERIOD	$ 2,246,026	$ 2,178,690

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Guatemala			Nicaragua	Three Month Period Ended	Year Ended
	JV Projects				Mar. 31,	Dec. 31,
	Gold Fields	Pillar	Other	Other	2003	2002

BALANCE – BEGINNING OF PERIOD	$5,053,466	$98,210	$1,562,364	$ -	$6,714,040	$5,087,394

ACQUISITION COSTS
Cash	-	-	-	-	-	208,030

EXPENDITURES DURING THE PERIOD
Automobile	-	-	8,863	815	9,678	43,528
Camp, food and supplies	-	-	7,520	2,846	10,366	46,939
Drafting, maps and printing	10	-	3,407	6,360	9,777	52,264
Drilling	-	-	-	-	-	184,997
Equipment	-	-	630	77	707	4,933
Equipment rental	-	-	-	-	-	6,975
Exploration administration	13	-	4,827	1,200	6,040	20,584
Geochemistry	-	-	1,426	62	1,488	135,341
Geological consulting	-	-	48,640	88,267	136,907	580,553
Geophysics	-	-	-	-	-	56,618
Legal and accounting	1,104	-	12,811	395	14,310	42,028
Licenses, rights and taxes	13,835	-	31,954	-	45,789	69,606
Materials	-	-	551	198	749	10,797
Medical expenses	-	-	4,467	2,379	6,846	45,647
Property payments	-	-	-	-	-	58
Rent and utilities	-	-	9,372	527	9,899	33,911
Repair and maintenance	-	-	1,609	9	1,618	5,555
Salaries and wages	-	-	19,140	13,851	32,991	95,099
Shipping	-	-	278	26	304	1,615
Telephone and communications	-	-	4,607	436	5,043	27,108
Travel and accommodation	-	-	11,085	9,939	21,024	116,689

	14,962	-	171,187	127,387	313,536	1,580,845

EXPENDITURES RECOVERED	-	-	-	-	-	(47,334)
WRITTEN-OFF DURING THE PERIOD	-	-	-	-	-	(114,895)

BALANCE, END OF PERIOD	$5,068,428	$98,210	$1,733,551	$127,387	$7,027,576	$6,714,040

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2003

1.

Basis Of Presentation

The consolidated financial statements contained herein include the accounts of Radius Explorations Ltd. and its wholly-owned subsidiaries located in Guatemala, Mexico, Nicaragua and Panama.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustment necessary in order to present a fair statement of the results of the interim periods presented.

2.

Nature Of Operations

The Company was incorporated on September 9, 1997 and is or has been engaged in acquisition and exploration of mineral properties in Canada, Guatemala, Mexico, Nicaragua and Panama.  The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

3.

Stock-Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends that fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2003 – Page 2

4.

Loss Per Share

The basic loss per share is based on the weighted average number of shares outstanding.  The fully diluted loss per share is not presented as it would be anti-dilutive.

5.

Due From Related Parties

The amounts are due from companies related by common directors and are for the sharing of office space and administrative overhead.  These amounts are non-interest bearing and have no fixed repayment terms.

6.

Capital Stock

	Number of Shares	Price	Amount

Authorized
100,000,000 common shares without par value

Issued
Balance, December 31, 2000	10,550,500		$ 4,197,496
Exercise of warrants	1,797,500	0.80	1,438,000
Issued for cash, net of share issue costs	1,373,334	0.60	819,196
Exercise of stock options	55,000	0.60	33,000
Issued for cash, net of share issue costs	3,904,762	1.05	4,055,187
Exercise of stock options	25,000	0.85	21,250
Issued for mineral property option	100,000	1.00	100,000
Exercise of stock options	105,000	0.35	36,750

Balance, December 31, 2001	17,911,096		10,700,879
Issued for cash, net of share issue costs	4,794,800	0.20	951,886

Balance, December 31, 2002	22,705,896		11,652,765
Issued for cash, net of share issue costs	1,000,000	0.50	428,445
Exercise of stock options	185,000	0.60	111,000
Exercise of stock options	45,000	0.65	29,250
Exercise of warrants	1,123,334	0.74	831,267
Exercise of stock options	20,000	0.94	18,800

Balance, March 31, 2003	25,079,230		$ 13,071,527

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2003 – Page 3

6.

Capital Stock (cont’d)

Escrow Shares

As at March 31, 2003, there are 750,000 common shares held in escrow, the release of which is subject to regulatory approval.

Stock Options

The Company does not have a formal stock option plan but follows the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  Under the policies, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	March 31, 2003		March 31, 2002
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	1,530,000	$ 0.90	1,790,000	$ 0.88
Granted	940,000	0.68	-	-
	200,000	0.90	-	-
	270,000	0.99	-	-
	10,000	1.01	-	-
Exercised	(45,000)	0.65	-	-
	(185,000)	0.60	-	-
	(20,000)	0.94	-	-
Expired/cancelled	-	-	(65,000)	0.65
	-	-	(80,000)	0.60
	-	-	(75,000)	1.00
Outstanding, end of period	2,700,000	$ 0.86	1,570,000	$ 0.90

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2003 – Page 4

6.

Capital Stock (cont’d)

Stock Options

The following stock options were outstanding and exercisable at March 31, 2003:

Number of Shares	Exercise Price	Expiry Date

500,000	$ 1.25	June 14, 2003
187,000	0.65	October 31, 2004
40,000	0.65	December 12, 2004
154,000	0.60	November 15, 2004
54,000	0.68	January 11, 2006
125,000	0.85	January 24, 3006
220,000	1.00	July 10, 2006
940,000	0.68	January 07, 2008
200,000	0.90	January 15, 2008
270,000	0.99	January 27, 2008
10,000	1.10	February 06, 2008

Warrants

The following share purchase warrants were outstanding at March 31, 2003:

Number of Shares	Exercise Price	Expiry Date

627,500	$ 1.25	June 07, 2003
900,000	1.25	June 14, 2003
1,904,762	1.25	July 16, 2003
4,794,800	0.25	December 19, 2004
500,000	0.55	January 06, 2004
250,000	0.55	January 06, 2004

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2003 – Page 5

6.

Capital Stock (cont’d)

Stock-Based Compensation

If compensation costs for directors and employees had been recognized for the Company’s stock option plan based on fair value at grant date, the pro-forma net loss for the three month period ended March 31, 2003 would have increased by $709,931 (2002 - $Nil) and pro-forma loss per share would have increased by $0.02 (2002 - $Nil) per share.  In calculating these amounts, the Company has utilized the Black-Scholes model to estimate the fair value of the options granted in the period using the following key assumptions.

	March 31, 2003	March 31, 2002

Net loss for the period	$ (142,647)	$ (115,930)

Fair value of options granted	(709,931)	-

Pro-forma loss	$ (852,578)	$ (115,930)

Loss per share, pro-form	$ (0.03)	$ (0.01)

Risk-free interest rate	4.00%	-
Expected life	5 years	-
Expected volatility	94.71%	-
Expected dividends	-	-

7.

Related Party Transactions

The Company entered into the following transactions with related parties:

a.

Paid $16,500 (March 31, 2002 - $33,375) in geological consulting fees to a company controlled by a director.

b.

Paid $7,500 (March 31, 2002 - $7,500) in management fees to a company controlled by a director.

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2003 – Page 6

8.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s resource properties are located in Guatemala and Nicaragua.

Details of identifiable assets by geographic segments are as follows:

	Total Assets	Capital Assets	Deferred Exploration Costs

March 31, 2003
Canada	$2,031,816	$ -	$ -
Guatemala	7,447,240	35,434	6,900,189
Nicaragua	302,415	5,175	127,387

	$9,781,471	$40,609	$7,027,576

December 31, 2002
Canada	$1,628,531	$ -	$ -
Guatemala	7,197,934	40,629	6,714,040

	$8,826,465	$40,629	$6,714,040

MARCH 31, 2003  QUARTERLY  REPORT

SCHEDULE A  –  FINANCIAL STATEMENTS

See attached unaudited financial statements for the three month period ended March 31, 2003.

SCHEDULE B  –  SUPPLEMENTARY INFORMATION

1.

Analysis of Expenses and Deferred Costs:  See Schedule A, Financial Statements.

2.

Related Party Transactions:  See Schedule A, Financial Statements, Note 7.

3.

Summary of Securities Issued and Options Granted During the Period (Year-to-Date):

(a)

Securities Issued

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Com. Paid

Jan 07, 03	Common	Private Placement	1,000,000	$0.50	$500,000	Cash	Nil
Jan 07, 03	Warrants	Private Placement	750,000	n/a	n/a	n/a	n/a
Jan 09, 03	Common	Stock Option	50,000	$0.60	$30,000	Cash	Nil
Jan 15, 03	Common	Stock Option	25,000	$0.65	$16,250	Cash	Nil
Jan 15-16, 03	Common	Warrant	775,000	$0.74	$573,500	Cash	Nil
Feb 04, 03	Common	Stock Option	30,000	$0.60	$18,000	Cash	Nil
Feb 04, 03	Common	Stock Option	20,000	$0.65	$13,000	Cash	Nil
Feb 05-20, 03	Common	Warrant	348,334	$0.74	$257,767	Cash	Nil
Feb 21,23, 03	Common	Stock Option	55,000	$0.60	$33,000	Cash	Nil
Feb 24, 03	Common	Stock Option	20,000	$0.94	$18,800	Cash	Nil
Mar 10, 03	Common	Stock Option	50,000	$0.60	$30,000	Cash	Nil

(b)      Options Granted

Date of Grant	Optionee	No. of Shares	Exercise Price	Expiry Date

Jan 08, 03	Simon Ridgway	320,000	$0.68	Jan 07, 08
Jan 08, 03	Mario Szotlender	120,000	$0.68	Jan 07, 08
Jan 08, 03	Employees	500,000	$0.68	Jan 07, 08
Jan 16, 03	Craig Bow	100,000	$0.90	Jan 15, 08
Jan 16, 03	Nicholas Glass	100,000	$0.90	Jan 15, 08
Jan 28, 03	David Farrell	80,000	$0.99	Jan 27, 08
Jan 28, 03	Harmen Keyser	40,000	$0.99	Jan 27, 08
Jan 28, 03	Employees	150,000	$0.99	Jan 27, 08
Feb 07, 03	Employee	10,000	$1.01	Feb 06, 08

4.

Summary of Securities as at the End of the Reporting Period:

(a)

Authorized share capital:   100,000,000 common shares without par value.

(b)

Shares issued and outstanding:   25,079,230 common shares, with a recorded value of $13,071,527

(c)

Options, warrants and convertible securities outstanding:

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date

Warrants	627,500	$1.25	Jun 07, 03
Warrants	900,000	$1.25	Jun 14, 03
Warrants	1,904,762	$1.25	Jul 16, 03
Warrants	4,794,800	$0.25	Dec 19, 04
Warrants	750,000	$0.55	Jan 06, 04
Stock options	500,000	$1.25	Jun 14, 03
Stock options	187,000	$0.65	Oct 31, 04
Stock options	40,000	$0.65	Dec 12, 04
Stock options	154,000	$0.60	Nov 15, 05
Stock options	54,000	$0.68	Jan 11, 06
Stock options	125,000	$0.85	Jan 24, 06
Stock options	220,000	$1.00	Jul 10, 06
Stock options	940,000	$0.68	Jan 07,08
Stock options	200,000	$0.90	Jan 15, 08
Stock options	270,000	$0.99	Jan 27, 08
Stock options	10,000	$1.01	Feb 06, 08

(d)

Shares held subject to escrow agreement:   750,000.

Shares held subject to pooling agreement:   Nil.

5.

Directors and Officers as at the Date this Report is Signed and Filed:

Name

Position

Simon T. Ridgway

Director & President

Harmen J. Keyser

Director

Mario Szotlender

Director

Robert Wasylyshyn

Director

David Farrell

Director

Craig Bow

Director

Nicholas Glass

Director

Tim Osler

Secretary

SCHEDULE C    –     MANAGEMENT DISCUSSION AND ANALYSIS

(for the three month period ended March 31, 2003)

Radius Explorations Ltd. is in the business of acquiring, exploring and developing mineral properties in Central America and has a portfolio of joint venture projects in Guatemala, with sole-funded exploration underway in Nicaragua.

At the end of 2002, we decided that a shift in strategy was appropriate to ensure that our shareholders get the maximum leverage from our experience base.  We now complete only as much exploration work on each project as is necessary to attract a joint venture partner.  The detailed exploration drilling and project development is left to our partners.  And in line with this thinking, we have now joint-ventured our entire portfolio of projects in Guatemala, and will find partners to invest in any new discoveries in Guatemala and Nicaragua as they are made.

Tambor Joint Venture (Radius / Gold Fields)

In January, we reported results from a scout-drilling program at the La Laguna North and Guapinol South target areas within the Tambor Joint Venture ground.  Significant highlights include results from La Laguna North where a steeply dipping, SW plunging, quartz lode was intersected in holes BVRC-02-002, 0015 and 0017.  Hole BVRC-02-002 returned 18.3 metres of 8.2 g/t Au and hole BVRC-02-0015 cut the zone 100 metres down dip, returning 18.3 metres of 12.2 g/t Au.  The third hole drilled on section (BVRC-02-0017) returned significant values from two discrete zones (3.1m of 5.6 g/t; 13.7m of 2.2 g/t) contained within a 53 metre interval of strong quartz veining and disseminated arsenopyrite.  Mineralization at La Laguna North has now been confirmed over a down-dip interval of 200 metres with the system open down dip and along strike. Gold Fields is planning a second stage of drilling for the second quarter of 2003.

A recent development on the property is the discovery of high-grade, quartz vein hosted mineralization associated with abundant visible gold at an area known as Guapinol South.  Reconnaissance manual trenching has returned values up to 10.1 metres of 31 g/t Au in trench GP-5 and 8.8 metres of 20.8 g/t in trench GP-9.

The Holly Property, Guatemala: New Joint Venture

At the end of 2002 we were reviewing options for advancing the Holly prospect in Guatemala.  The property was subsequently joint ventured to Pillar Resources Inc. (“Pillar”) in early 2003.

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